FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 31, 2003

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2003
Management Policy
Operating Results and Financial Conditions
SUPPLEMENTARY REPORT
Notice of change in the number of shares that constitute one unit

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)

Date February 2, 2004	By	/s/ Shunji Onda (Signature)* Shunji Onda General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE FOURTH QUARTER AND THE FISCAL YEAR ENDED DECEMBER 31, 2003

2.	Notice of change in the number of shares that constitute one unit

January 29, 2004

RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2003

CONSOLIDATED RESULTS

	(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected

	Year ended	Year ended			Year ended	Year ending
	December 31, 2003	December 31, 2002	Change(%)		December 31, 2003	December 31, 2004	Change(%)

Net sales	¥3,198,072	¥2,940,128	+	8.8	$29,888,523	¥3,330,000	+	4.1
Operating profit	454,424	346,359	+	31.2	4,246,953	465,000	+	2.3
Income before income taxes	448,170	330,017	+	35.8	4,188,505	470,000	+	4.9
Net income	275,730	190,737	+	44.6	2,576,916	286,000	+	3.7

Earnings per share:
— Basic	¥313.81	¥217.56	+	44.2	$2.93	¥325.10	+	3.6
— Diluted	310.75	214.80	+	44.7	2.90	—		—

	Actual

	As of	As of			As of
	December 31, 2003	December 31, 2002	Change(%)		December 31, 2003

Total assets	¥3,182,148	¥2,942,706	+	8.1	$29,739,701

Stockholders’ equity	¥1,865,545	¥1,591,950	+	17.2	$17,435,000

Notes:	1.	Canon’s consolidated financial statements conform with accounting principles generally accepted in the United States of America.
	2.	U.S. dollar amounts are translated from yen at the rate of U.S.$1 = JPY107, the approximate exchange rate on the Tokyo Foreign Exchange Market as of December 30, 2003, solely for the convenience of the reader.

NON-CONSOLIDATED RESULTS

	(Millions of yen, except per share amounts)

	Actual				Projected

	Year ended	Year ended			Year ending
	December 31, 2003	December 31, 2002	Change(%)		December 31, 2004	Change(%)

Net sales	¥2,023,722	¥1,789,005	+	13.1	¥2,170,000	+	7.2
Operating profit	320,039	237,193	+	34.9	320,000	–	0.0
Ordinary profit	320,616	240,983	+	33.0	338,000	+	5.4
Net income	228,667	144,185	+	58.6	217,000	–	5.1

Earnings per share:
— Basic	¥260.03	¥164.46	+	58.1	¥246.67	–	5.1
— Diluted	257.50	162.38	+	58.6	—		—
Dividend per share	50.00	30.00		—	50.00		—

	Actual

	As of	As of
	December 31, 2003	December 31, 2002	Change(%)

Total assets	¥2,059,317	¥1,848,137	+	11.4

Stockholders’ equity	¥1,444,160	¥1,235,310	+	16.9

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

Management Policy

Under the corporate philosophy of kyosei — living and working together for the common good — Canon’s basic management policy is to contribute to the prosperity and well-being of the world while endeavoring to become a truly excellent global corporate group targeting continued growth and development.

Management objectives

Aiming to increase corporate value, Canon Inc. launched Phase II of its Excellent Global Corporation Plan in 2001. This five-year management initiative, which will conclude in 2005, targets the fulfillment of the following four conditions with the aim of completing Canon’s transition to a truly excellent global corporation:

1)	Securing the No. 1 position worldwide in all core business areas

2)	Building up R&D strength capable of continually creating new businesses

3)	Achieving a strong financial position

4)	Fostering a corporate culture whereby all employees work ardently to achieve the company’s goals

Mid- to long-term management strategies

In order to achieve the objectives above, we have implemented the following mid- to long-term management strategies:

1)	Becoming No. 1 in core businesses

Among our core businesses, we are already No. 1 worldwide in the areas of copying machines and laser beam printers. We intend, however, to create new business opportunities while also leading the way in expanding the color market through the active introduction of color copiers and color laser beam printers, developing the “print-on-demand” market with high-speed copiers, and promoting service businesses that offer document solutions.

With regard to digital cameras, we have leveraged our expertise in optical and image-processing technologies to continuously launch competitive products, which has allowed us to become a top market-share holder. Going forward, we aim to further expand our market share and profit.

In the field of inkjet printers, we will continue to promote high image quality and improved printing speeds while also enhancing the durability of color prints through the improvement of inks and papers. In the fast growing market for inkjet multifunctional devices, we will work to strengthen our lineup. Moreover, as we did in 2003, we will continue to actively introduce digital cameras and printers that support the PictBridge standard, which enables any compliant printer to print directly from any compliant digital camera. In addition, by enhancing such products as photo-print software and print media, we will work to expand the home photo-printing market.

Canon is uniquely positioned as one of the few companies to possess world-leading technology for both cameras and photo-quality color printers. Fully utilizing this technological advantage and Canon’s high brand recognition, we are focusing our efforts on becoming No. 1 in the home photo-printing market.

In the area of semiconductor production equipment, in 2003 we introduced new products based on a new platform and aim to pursue the No. 1 position in the industry by continuously launching new products ahead of our competitors. Furthermore, in the aligner market for large LCD panels, where we maintain the No. 1 spot, we will further strengthen our position by focusing on the development of next-generation equipment.

2)	Strengthening R&D

To become No. 1 in our core businesses and create new areas of business, we will further concentrate our efforts on strengthening the company’s R&D capabilities. In addition to bolstering product “engine” and platform technologies, we will also thoroughly enhance our common base technologies.

In order to accelerate product development and curtail costs, we aim to realize “prototype-less design” through the effective utilization of 3D-CAD systems, eliminating, to the extent possible, physical prototypes from the design process. Moreover, in order to strengthen our R&D structure and production technology, we will work to build new facilities and improve our infrastructure.

3)	Achieving a strong financial position

We believe that the establishment of a healthy financial constitution is essential for the realization of continued corporate growth. While Canon Inc. has been actively strengthening its financial position, we will continue to promote cash-flow management to achieve financial strength befitting a truly excellent global company.

In addition to the management strategies outlined above, we will continue working to establish the “Three Regional Headquarters System” by enhancing the headquarters functions of Canon’s regional marketing headquarters in Europe and the Americas. We have also been actively reorganizing the Canon Group in Japan to achieve an optimal organization structure and bolster the competitive strength of each company, and will continue these initiatives. Overseas, we have strengthened our direct sales network in order to support our solutions business and adopted a new streamlined sales organization in the EU that better accommodates market integration in the region. We are also keeping a close eye on the expanding Chinese market and plan to further strengthen our sales structure there as well.

Other measures being undertaken to improve profitability for the Group include: increasing the penetration and scale of worldwide production reform activities; developing innovative tools for factory automation; and strengthening supply-chain management in order to reduce inventories, shorten production lead times and accelerate the in-house production of key components. Through these activities we will target growth for the Canon Group and seek to heighten Canon’s corporate value as represented by such financial indicators as ROA (Return on Assets) and ROE (Return on Equity).

Business challenges and countermeasures

One of the challenges that Canon faces is the establishment of stable business management that offers resilience against the influence of exchange rate fluctuations. With an overseas sales ratio of more than 70%, we are heavily exposed to this risk. For the short term, we will work to mitigate the impact of changes in exchange rates by increasing product development speed, which will facilitate the introduction of new products priced to reflect the latest foreign exchange levels, and further reducing costs through such reform activities as integrating development and production activities.

For the long term, we will establish product development operations in the United States and Europe, enabling each region — Japan, the Americas and Europe — to develop, produce and export its own products all over the world. Through the realization of international diversification across our production and marketing operations, we believe that the impact of exchange rate fluctuations can be minimized.

We also view environmental concerns as a management issue of extreme importance. From the product development stage through to production, sales, use, recovery and recycling, we focus our efforts on creating environmentally conscious products designed with energy savings, resource conservation, and the elimination of harmful substances in mind. In addition to the development of recycling systems and expansion of green procurement, we actively disclose environmental information and support local environmental activities.

Corporate governance policies and implementation of related measures

Canon, recognizing the extreme importance of bolstering management supervision functions aimed at increasing management transparency and achieving management objectives, has been implementing various measures to improve its corporate governance. In this manner, we are striving to continuously elevate Canon’s corporate value.

1)	Implementation of corporate governance measures

In addition to our board of directors and auditing system, Canon Inc. has also created an original internal auditing system for the further development of its corporate governance.

There are currently 24 directors on the company’s board. In order to realize a more streamlined and efficient management decision-making process, Canon does not adopt the outside director system. Under the current system, as a general rule, all matters of importance are decided at board and management meetings attended by all directors. Moreover, various cross-company management advisory committees have been established to address important management themes. Each committee serves to accelerate and rationalize the decision-making process while supplementing the business-division system and performing a checking function.

Canon’s board of corporate auditors consists of four members, two of whom are outside corporate auditors. In accordance with the board of corporate auditors’ auditing policies and their assigned duties, the members attend board, management, and various committee meetings, listen to business reports from the directors and others, carefully examine documents related to important decisions, and conduct strict audits of the company’s business and its assets.

Furthermore, the Corporate Audit Center, which serves as an internal auditing division, conducts inspections covering such areas as compliance, risk management and internal control systems, and then provides assessments and proposals. The various relevant administrative divisions also work very closely with the Corporate Audit Center to inspect such areas as quality, environment issues, information security and physical security.

The company has also established a code of conduct, which calls on all Canon Group employees to strictly observe all laws as well as company rules and regulations. This Canon Code of Conduct Handbook, which is available in nine different languages, has been distributed to all employees to further raise awareness of compliance throughout the entire Canon Group. A special administrative division has also been established to raise the effectiveness of these efforts.

Canon has made a practice of keeping shareholders and other investors abreast of management conditions through corporate policy briefings, quarterly announcements of operating results, and the company’s Web site, and will continue to actively promote accurate and timely disclosure of information.

Through these measures, Canon will continue to strengthen corporate governance practices, based on management’s strong sense of mission and ethics.

2)	Overview of relationship between the company and outside corporate auditors in regard to personal, capital, business relationships and other stakeholders.

Currently, there are no special interests between the company and its two outside corporate auditors.

3)	Measures implemented over the past year aimed at improving and enhancing corporate governance

To realize a management structure capable of responding rapidly to changes in the business climate, Canon reduced the term of office for company directors from two years to one.

In order to meet calls to reinforce the independence of the accounting firms, internal regulations related to prior approval policies and procedures for both auditing and non-auditing operations were established in May of 2003. Under the system introduced, the board of corporate auditors must approve the content and related amount of contracts between the accounting firms and the company before they are entered into.

Furthermore, we established in January 2004 a formal committee focused on business ethics with the president as chairman. The purpose of this committee is to examine, from various viewpoints, Canon’s social responsibilities and to convey the findings to the company with the intention of raising compliance and ethical awareness.

Basic policy regarding profit distribution

With regard to profit distribution, Canon recognizes its dividend policy as one of the company’s most important management issues. For fiscal 2003, Canon passed a resolution to raise its year-end dividend per share from 17.5 yen to 35 yen, to be approved during the upcoming shareholders meeting. If approved, the full-year dividend per share would be raised from 30 yen to 50 yen. This reflects the strong results we achieved for the year and appreciation for continued shareholder support. We intend to maintain stable dividend payments in the future, contingent upon the combination of consolidated financial performance, as well as capital requirements to fund future business expansion and improve profitability.

As for internal reserves, such funds will be used to support investment in current business s expansion and new business cultivation, and to repay debt in order to strengthen the company’s financial structure.

Basic policy regarding share trading unit

Canon maintains a basic policy of periodically reviewing its share-trading unit from the standpoint of enhancing liquidity and stimulating broader investor participation.

Until now, Canon opted not to reduce the number of shares constituting a trading unit, as the company’s stock enjoyed adequate levels of liquidity. Owing to an increase in the total investment amount required to realize one trading unit, however, the proportion of ownership by individual investors in recent years has decreased.

As such, the company has decided to change the number of shares that constitute one trading unit from 1,000 to 100, effective May 6, 2004. This is an important measure aimed at offering a wider range of investors, including individuals, an opportunity to invest in the company.

Operating Results and Financial Conditions

Looking back at the global economy in 2003, although economic conditions in the United States remained stagnant during the first half of the year, a recovery quickly took hold from the third quarter, led by healthy consumer spending resulting from tax cuts, and growth in capital investment in the private sector, which was supported by low-interest rate monetary policy. The economies of Europe remained flat through most of 2003, although an increase in exports accompanying the upturn in the U.S. economy pointed to signs of a recovery in the region in the latter half of the year. Asian economies grew substantially during 2003, particularly in China, as the adverse effects of the Severe Acute Respiratory Syndrome (SARS) epidemic were kept to a minimum. In Japan, while there were no signs of a turnaround in consumer spending or employment and income conditions, a gradual recovery was evident during the second half of the year as exports and capital investment showed steady improvement.

As for the markets in which the Canon Group operates, demand for digital cameras and digital video camcorders continued to expand in 2003. While shifting business demand toward multifunctionality and color stimulated strong sales of network digital multifunction devices (MFDs), computer peripherals, including printers, struggled amid severe price competition. In the field of optical equipment, the semiconductor-production equipment market began to show signs of a recovery while increased demand for liquid crystal display (LCD) televisions fueled growth in the market for projection aligners, used in the production of LCDs. The average value of the yen in 2003 was ¥115.61 to the U.S. dollar, and ¥131.02 to the euro, representing an appreciation of 8% against the dollar, and a depreciation of 10% against the euro.

Amid these conditions, Canon’s consolidated net sales in 2003 totaled ¥3,198.1 billion (US$29,889 million), marking the first time the company has surpassed the ¥3,000 billion level. The achievement represents a 8.8% increase from the previous year, owing to significant growth in sales of digital cameras and color network digital MFDs. Net income for the year also rose 44.6% to ¥275.7 billion (US$2,577 million). The results mark new record highs for the company in both consolidated net sales and net income, and the fourth consecutive year of sales and profit growth. Canon’s gross profit during the term increased by 14.9% compared to the previous year, boosted by an increase in sales volume as well an improved gross profit ratio, made possible through R&D reforms supporting the timely launch of competitive new products, and cost savings realized through sustained production reforms. Selling, general and administrative expenses rose 9.6% year on year as R&D expenditures grew 10.9% to ¥259.1 billion (US$2,421 million) and advertising and sales-promotion spending increased markedly, reflecting management’s policy to strengthen the company’s corporate and brand images. Consequently, operating profit in 2003 significantly increased by 31.2% to ¥454.4 billion (US$4,247 million). Other income (deductions) improved by ¥10.1 billion (US$94 million), owing to the increase in net interest income resulting from the company’s strengthened financial condition, in addition to the decrease in currency exchange losses and improved equity affiliates earnings. As a result, income before income taxes in 2003 totaled ¥448.2 billion (US$4,189 million), an increase of 35.8%. The effective tax rate during the term declined by 4.5% compared with the previous year due to an increased tax credit for R&D expenditures arising from an amendment to Japanese tax regulations. Consequently, net income in 2003 totaled ¥275.7 billion (US$2,577 million), a year-on-year increase of 44.6%, which exceeds the growth rate of income before income taxes.

Basic earnings per share for 2003 was ¥313.81 (US$2.93), a year-on-year increase of ¥96.25 (US$0.90).

Results by Product Segment

In the business machine segment, demand for network digital MFDs, which are grouped in the office imaging products sub-segment, indicate a shift from monochrome machines to color models, as well as a trend toward higher-end features. Additionally, the iR C3200/iR C3200N, Canon’s first color offerings in the powerful imageRUNNER (iR)-series lineup, was well received in Japan and overseas markets, contributing significantly to increased sales of office imaging products. Among monochrome network digital MFDs, the high-end iR5000 series and iR105 model continued to record strong sales during the term. Overall, year-on-year sales of office imaging products grew 3.7%. In the field of computer peripherals, sales of which were flat in the previous year due to inventory adjustment by Canon’s OEM partner, a recovery in orders fueled robust growth in terms of unit sales during 2003, especially among personal models. Inkjet printers also performed well, with sales of the i560 and i860 remaining brisk, and a large rise in unit sales of such products as the MultiPASS MP700/MP730 high-speed multifunction inkjet systems. As a result, despite the adverse effect of severe price competition, sales of computer peripherals in 2003 increased by 3.2%. Conversely, sales of business information products, including computers, micrographics and calculators, decreased by 16.1% due to the intentional curtailing of sales of personal computer in the domestic market. Collectively, sales of business machines in 2003 totaled ¥2,273.9 billion (US$21,251 million), a year-on-year increase of 2.1%. In addition to cost-cutting measures and the introduction of new price-competitive products, which contributed to an improvement in the gross profit ratio, a steady increase in sales volume boosted operating profit in 2003 by 18.5% to ¥487.1 billion (US$4,552 million).

In the camera segment, amid the continued strong demand for digital cameras worldwide, Canon launched several new compact digital cameras in 2003, including six new PowerShot-series models and three new DIGITAL ELPH-series. These new products, led by the PowerShot S400 DIGITAL ELPH, contributed greatly to an increase in sales. Canon’s digital SLR cameras also enjoyed robust sales growth, bolstered by the introduction of a new product lineup, including the EOS 10D, launched in the first half of 2003, and the EOS Digital Rebel, launched in September. Sales of conventional film cameras, however, continued to slip during the term amid the increasing popularity of digital models and price competition. In the field of digital video camcorders, the six new products Canon launched during the year, including the OPTURA300, achieved healthy sales for the term. The camera segment as a whole continued to achieve significant sales growth of 34.5%, totaling ¥653.5 billion (US$6,108 million) in 2003. Operating profit for the camera segment appreciably advanced 79.7% to ¥126.3 billion (US$1,181 million), attributable to the rapid growth in sales of digital cameras, along with a significant improvement in the gross profit ratio, made possible through effective cost-saving initiatives.

In the optical and other products segment, sales of aligners for the production of LCDs displayed notable growth as the PC monitor industry continued its shift from CRT to LCD computer displays, and the LCD television market continued to expand, while sales of steppers, used for the production of semiconductors, also increased as the semiconductor market began to show signs of a turnaround. Accordingly, sales of optical and other products totaled ¥270.6 billion (US$2,529 million), a year-on-year increase of 18.6%. Despite increased sales for the segment, the gross profit ratio decreased in 2003 due to severe competition in the market and a one-time expense for the disposal of inventories, resulting in an operating loss of ¥11.4 billion (US$107 million) for the term.

Cash Flows

Cash flow from operating activities in 2003 increased by ¥16.7 billion (US$156 million) from the previous year to ¥465.6 billion (US$4,352 million), mainly due to the substantial increase in net income and an increase in depreciation. Capital expenditures for the period totaled ¥210.0 billion (US$1,963 million), which was mainly to expand production capabilities in Japan and overseas. Cash flows from investing activities totaled ¥199.9 billion (US$1,869 million), including a ¥12.7 billion (US$119 million) outlay for the acquisition of Sumitomo Metal System Solutions Co., Ltd., now Canon System Solutions Inc. As a result, free cash flow, or cash flow from operating activities minus cash flow from investing activities, totaled ¥265.7 billion (US$2,483 million), marking the second consecutive year that the company has maintained a free cash flow over ¥200.0 billion (US$1,869 million).

Cash flow from financing activities recorded an outlay of ¥102.0 billion (US$954 million) in 2003, mainly resulting from active efforts to repay short-term and long-term loans towards the goal of improving the company’s financial position, including the redemption of ¥10.0 billion (US$93 million) in debentures. Consequently, cash and cash equivalents, which totaled ¥690.3 billion (US$6,451 million), remained at a high level, representing a ¥169.0 billion (US$1,579 million) increase from the end of the previous year.

Non-consolidated Results and Dividend

Canon Inc.’s non-consolidated net sales in 2003 grew by 13.1% to ¥2,023.7 billion (US$18,913 million) while ordinary profit increased by 33.0% to ¥320.6 billion (US$2,996 million), both representing new record highs for the company. Non-consolidated net income, however, increased significantly by 58.6% to ¥228.7 billion (US$2,137 million), owing to a temporary gain realized through exemption from the obligation to pay benefits for future employee services related to the substitutional portion of the Employees’ Pension Fund.

In response to continued shareholder support, the Board of Directors intend to propose a ¥20.0 (US$0.19) increase in the company’s year-end dividend to ¥35.00 (US$0.33) which, when combined with the interim dividend of ¥15.00 (US$0.14), would bring the company’s annual dividend rate to ¥50.00 (US$0.47) per share.

Outlook

Regarding the outlook for the global economy, the U.S. economy is likely to continue its course toward recovery. The Japanese and European economies are also expected to show a moderate recovery owing to the growth in the U.S., while the economies of China and Southeast Asia will probably sustain substantial growth. While the global economy in general appears to be headed toward recovery, uncertainties are likely to continue due to concern over such issues as the postwar handling of Iraq and the appreciation of the yen against U.S. dollar.

In the businesses in which Canon is involved, the digital camera market is expected to continue enjoying rapid growth and stable demand is projected for color-model network digital MFDs and laser beam printers. Additionally, in the semiconductor-production equipment market, a pickup in capital spending by chipmakers is anticipated while orders for aligners by LCD manufacturers are expected to rise steadily.

In fiscal 2004 Canon anticipates consolidated net sales of ¥3,330.0 billion (US$31,121 million), consolidated income before income taxes of ¥470.0 billion (US$4,393 million), and consolidated net income of ¥286.0 billion (US$2,673 million). The company also forecasts non-consolidated net sales of ¥2,170.0 billion (US$20,280 million), non-consolidated ordinary profit of ¥338.0 billion (US$3,159 million), and non-consolidated net income of ¥217.0 billion (US$2,028 million). These forecasts assume currency exchange rates of ¥105.00 to the U.S. dollar and ¥130.00 to the euro. Although uncertainty surrounds several factors that could affect currency exchange rates, the yen is expected to be stronger against U.S. dollar by approximately 11%, and weaker against euro by approximately 2% compared with 2003.

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

GROUP POSITION

1.	NUMBER OF GROUP COMPANIES

	December 31,	December 31,
	2003	2002	Change

Subsidiaries	198	195	3
Affiliated Companies	19	19	—

Total	217	214	3

2.	GROUP STRUCTURE AND MAJOR GROUP COMPANIES

Notes:	1.	The companies with (*) are affiliated companies (equity method).

2.	Following subsidiaries are listed on domestic stock exchange.

Tokyo Stock Exchange (1st section): Canon Sales Co., Inc., Canon Electronics Inc., Canon Finetech Inc.
Tokyo Stock Exchange (2nd section): Canon Software Inc.
JASDAQ: Nisca Corporation

3.	Canon Precision Inc. and its subsidiary, Hirosaki Precision Inc., have merged and became as Canon Precision Inc. on January 1, 2004. On the same date, Canon N.T.C. Inc. changed its name to Canon Semiconductor Equipment Inc. and also newly established a company through spin off and named it as Canon Ecology Industry Inc.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

1.	CONSOLIDATED STATEMENTS OF INCOME

Result for the fourth quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Net sales	¥894,885	¥861,663	+3.9	$8,363,411
Cost of sales	450,674	444,236		4,211,906

Gross profit	444,211	417,427	+6.4	4,151,505
Selling, general and administrative expenses	331,323	303,826		3,096,477

Operating profit	112,888	113,601	-0.6	1,055,028
Other income (deductions):
Interest and dividend income	2,577	2,143		24,084
Interest expense	(972)	(1,774)		(9,084)
Other, net	835	(9,524)		7,804

	2,440	(9,155)		22,804

Income before income taxes	115,328	104,446	+10.4	1,077,832
Income taxes	37,872	43,776		353,944

Income before minority interests	77,456	60,670		723,888
Minority interests	2,498	602		23,346

Net income	¥74,958	¥60,068	+24.8	$700,542

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains and losses on securities, change in minimum pension liability adjustments and change in net gains and losses on derivative financial instruments. Comprehensive income for the three months ended December 31, 2003 and 2002 were JPY69,876 million (U.S.$653,047 thousand) and JPY42,520 million, respectively.

Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Net sales	¥3,198,072	¥2,940,128	+ 8.8	$29,888,523
Cost of sales	1,589,172	1,540,097		14,852,075

Gross profit	1,608,900	1,400,031	+14.9	15,036,448
Selling, general and administrative expenses	1,154,476	1,053,672		10,789,495

Operating profit	454,424	346,359	+31.2	4,246,953
Other income (deductions):
Interest and dividend income	9,284	9,198		86,766
Interest expense	(4,627)	(6,788)		(43,243)
Other, net	(10,911)	(18,752)		(101,971)

	(6,254)	(16,342)		(58,448)

Income before income taxes	448,170	330,017	+35.8	4,188,505
Income taxes	162,653	134,703		1,520,122

Income before minority interests	285,517	195,314		2,668,383
Minority interests	9,787	4,577		91,467

Net income	¥275,730	¥190,737	+44.6	$2,576,916

Note:	Canon’s comprehensive income consists of net income, change in foreign currency translation adjustments, change in net unrealized gains and losses on securities, change in minimum pension liability adjustments and change in net gains and losses on derivative financial instruments. Comprehensive income for the years ended December 31, 2003 and 2002 were JPY298,922 million (U.S.$2,793,664 thousand) and JPY159,438 million, respectively.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2.	DETAILS OF SALES

Result for the fourth quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
Sales by product	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Business machines:
Office imaging products	¥276,475	¥271,247	+1.9	$2,583,878
Computer peripherals	296,220	328,063	-9.7	2,768,411
Business information products	29,201	34,119	-14.4	272,907

	601,896	633,429	-5.0	5,625,196
Cameras	213,984	158,504	+35.0	1,999,850
Optical and other products	79,005	69,730	+13.3	738,365

Total	¥894,885	¥861,663	+3.9	$8,363,411

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
Sales by region	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Japan	¥227,953	¥202,242	+12.7	$2,130,402
Overseas:
Americas	282,579	302,072	-6.5	2,640,925
Europe	278,323	258,288	+7.8	2,601,150
Other areas	106,030	99,061	+7.0	990,934

	666,932	659,421	+1.1	6,233,009

Total	¥894,885	¥861,663	+3.9	$8,363,411

Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
Sales by product	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Business machines:
Office imaging products	¥1,061,099	¥1,023,131	+3.7	$9,916,813
Computer peripherals	1,089,312	1,055,956	+3.2	10,180,486
Business information products	123,493	147,108	-16.1	1,154,140

	2,273,904	2,226,195	+2.1	21,251,439
Cameras	653,540	485,778	+34.5	6,107,850
Optical and other products	270,628	228,155	+18.6	2,529,234

Total	¥3,198,072	¥2,940,128	+8.8	$29,888,523

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
Sales by region	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Japan	¥801,400	¥732,551	+9.4	$7,489,719
Overseas:
Americas	1,045,166	1,010,166	+3.5	9,767,907
Europe	969,042	857,167	+13.1	9,056,467
Other areas	382,464	340,244	+12.4	3,574,430

	2,396,672	2,207,577	+8.6	22,398,804

Total	¥3,198,072	¥2,940,128	+8.8	$29,888,523

Notes:	Effective 1st quarter of fiscal 2003, Canon has revised the product categories contained within the Business machines segment. The new categories are: “Office imaging products,” “Computer peripherals,” and “Business information products.” Accordingly, previous year’s sales for each category have been restated in accordance with the changes.

	1.	The primary products included in each of the product segments are as follows:
Business machines:
Office imaging products : Office network digital multifunction devices (MFDs) / Color network digital MFDs /
Office copying machines / Personal-use copying machines / Full-color copying machines / etc.
Computer peripherals : Laser beam printers / Inkjet printers / Inkjet multifunction peripherals / Image scanners / etc.
Business information products : Computer information systems / Micrographic equipment / Personal information products / etc.

Cameras : SLR cameras / Compact cameras / Digital cameras / Digital video camcorders / etc.

Optical and other products : Semiconductor production equipment / Mirror projection mask aligners for LCD panels / Broadcasting equipment / Medical equipment / Components / etc.
	2.	The countries and regions included in each regional category are as follows:
Americas: United States of America, Canada, Latin America / Europe: England, Germany, France, Netherlands /
Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3.	SEGMENT INFORMATION BY PRODUCT

Result for the fourth quarter

				Thousands of
	Millions of yen			U.S. dollars

	Three months	Three months		Three months
	ended	ended		ended
	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Business machines:
Net sales:
Unaffiliated customers	¥601,896	¥633,429	-5.0	$5,625,196
Intersegment	—	—	—	—

Total	601,896	633,429	-5.0	5,625,196

Operating cost and expenses	475,621	503,717	-5.6	4,445,056

Operating profit	126,275	129,712	-2.6	1,180,140

Cameras:
Net sales:
Unaffiliated customers	¥213,984	¥158,504	+35.0	$1,999,850
Intersegment	—	—	—	—

Total	213,984	158,504	+35.0	1,999,850

Operating cost and expenses	176,155	136,437	+29.1	1,646,308

Operating profit	37,829	22,067	+71.4	353,542

Optical and other products:
Net sales:
Unaffiliated customers	¥79,005	¥69,730	+13.3	$738,365
Intersegment	30,729	37,248	-17.5	287,187

Total	109,734	106,978	+2.6	1,025,552

Operating cost and expenses	116,404	107,215	+8.6	1,087,888

Operating profit	(6,670)	(237)	—	(62,336)

Corporate and Eliminations:
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(30,729)	(37,248)	—	(287,187)

Total	(30,729)	(37,248)	—	(287,187)

Operating cost and expenses	13,817	693	+1,893.8	129,131

Operating profit	(44,546)	(37,941)	—	(416,318)

Consolidated:
Net sales:
Unaffiliated customers	¥894,885	¥861,663	+3.9	$8,363,411
Intersegment	—	—	—	—

Total	894,885	861,663	+3.9	8,363,411

Operating cost and expenses	781,997	748,062	+4.5	7,308,383

Operating profit	112,888	113,601	-0.6	1,055,028

Note:	General corporate expenses of JPY44,547 million (U.S.$416,327 thousand) and JPY37,908 million in the three months ended December 31, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Business Machines:
Net sales:
Unaffiliated customers	¥2,273,904	¥2,226,195	+2.1	$21,251,439
Intersegment	—	—	—	—

Total	2,273,904	2,226,195	+2.1	21,251,439

Operating cost and expenses	1,786,808	1,815,179	-1.6	16,699,140

Operating profit	487,096	411,016	+18.5	4,552,299

Assets	1,260,790	1,296,829	-2.8	11,783,084
Depreciations and amortization	118,556	106,865	+10.9	1,108,000
Capital expenditure	105,700	104,877	+0.8	987,850

Cameras:
Net sales:
Unaffiliated customers	¥653,540	¥485,778	+34.5	$6,107,850
Intersegment	—	—	—	—

Total	653,540	485,778	+34.5	6,107,850

Operating cost and expenses	527,222	415,488	+26.9	4,927,308

Operating profit	126,318	70,290	+79.7	1,180,542

Assets	317,672	263,532	+20.5	2,968,897
Depreciations and amortization	17,712	14,118	+25.5	165,533
Capital expenditure	25,894	15,627	+65.7	242,000

Optical and Other Products:
Net sales:
Unaffiliated customers	¥270,628	¥228,155	+18.6	$2,529,234
Intersegment	141,718	139,608	+1.5	1,324,467

Total	412,346	367,763	+12.1	3,853,701

Operating cost and expenses	423,760	379,415	+11.7	3,960,374

Operating profit	(11,414)	(11,652)	—	(106,673)

Assets	418,208	338,377	+23.6	3,908,486
Depreciations and amortization	20,526	19,817	+3.6	191,832
Capital expenditure	31,483	23,767	+32.5	294,234

Corporate and Eliminations:
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(141,718)	(139,608)	—	(1,324,467)

Total	(141,718)	(139,608)	—	(1,324,467)

Operating cost and expenses	5,858	(16,313)	—	54,748

Operating profit	(147,576)	(123,295)	—	(1,379,215)

Assets	1,185,478	1,043,968	+13.6	11,079,234
Depreciations and amortization	26,810	24,460	+9.6	250,560
Capital expenditure	46,961	54,431	-13.7	438,888

Consolidated:
Net sales:
Unaffiliated customers	¥3,198,072	¥2,940,128	+8.8	$29,888,523
Intersegment	—	—	—	—

Total	3,198,072	2,940,128	+8.8	29,888,523

Operating cost and expenses	2,743,648	2,593,769	+5.8	25,641,570

Operating profit	454,424	346,359	+31.2	4,246,953

Assets	3,182,148	2,942,706	+8.1	29,739,701
Depreciations and amortization	183,604	165,260	+11.1	1,715,925
Capital expenditure	210,038	198,702	+5.7	1,962,972

Notes:

1.	General corporate expenses of JPY147,616 million (U.S.$1,379,589 thousand) and JPY123,193 million in the years ended December 31, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

2.	Corporate assets of JPY1,185,506 million (U.S.$11,079,495 thousand) and JPY1,044,036 million as of December 31, 2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4.	SEGMENT INFORMATION BY GEOGRAPHIC AREA

Result for the fiscal year

				Thousands of
	Millions of yen			U.S. dollars

	Year ended	Year ended		Year ended
	December 31, 2003	December 31, 2002	Change(%)	December 31, 2003

Japan:
Net sales:
Unaffiliated customers	¥856,851	¥789,066	+8.6	$8,007,953
Intersegment	1,662,172	1,475,091	+12.7	15,534,318

Total	2,519,023	2,264,157	+11.3	23,542,271

Operating cost and expenses	2,025,442	1,867,817	+8.4	18,929,365

Operating profit	493,581	396,340	+24.5	4,612,906

Assets	1,600,726	1,485,238	+7.8	14,960,056

Americas:
Net sales:
Unaffiliated customers	¥1,044,998	¥1,007,572	+3.7	$9,766,337
Intersegment	8,101	9,791	-17.3	75,710

Total	1,053,099	1,017,363	+3.5	9,842,047

Operating cost and expenses	998,492	969,542	+3.0	9,331,701

Operating profit	54,607	47,821	+14.2	510,346

Assets	306,140	346,021	-11.5	2,861,121

Europe:
Net sales:
Unaffiliated customers	¥968,938	¥852,931	+13.6	$9,055,495
Intersegment	3,861	4,639	-16.8	36,084

Total	972,799	857,570	+13.4	9,091,579

Operating cost and expenses	946,282	836,341	+13.1	8,843,757

Operating profit	26,517	21,229	+24.9	247,822

Assets	546,625	460,521	+18.7	5,108,645

Others:
Net sales:
Unaffiliated customers	¥327,285	¥290,559	+12.6	$3,058,738
Intersegment	503,119	426,914	+17.9	4,702,047

Total	830,404	717,473	+15.7	7,760,785

Operating cost and expenses	806,281	699,420	+15.3	7,535,336

Operating profit	24,123	18,053	+33.6	225,449

Assets	249,755	202,388	+23.4	2,334,159

Corporate and Eliminations:
Net sales:
Unaffiliated customers	¥—	¥—	—	$—
Intersegment	(2,177,253)	(1,916,435)	—	(20,348,159)

Total	(2,177,253)	(1,916,435)	—	(20,348,159)

Operating cost and expenses	(2,032,849)	(1,779,351)	—	(18,998,589)

Operating profit	(144,404)	(137,084)	—	(1,349,570)

Assets	478,902	448,538	+6.8	4,475,720

Consolidated:
Net sales:
Unaffiliated customers	¥3,198,072	¥2,940,128	+8.8	$29,888,523
Intersegment	—	—	—	—

Total	3,198,072	2,940,128	+8.8	29,888,523

Operating cost and expenses	2,743,648	2,593,769	+5.8	25,641,570

Operating profit	454,424	346,359	+31.2	4,246,953

Assets	3,182,148	2,942,706	+8.1	29,739,701

Notes:

1.	General corporate expenses of JPY147,616 million (U.S.$1,379,589 thousand) and JPY123,193 million in the years ended December 31, 2003 and 2002, respectively, are included in “Corporate and Eliminations.”

2.	Corporate assets of JPY1,185,506 million (U.S.$11,079,495 thousand) and JPY1,044,036 million as of December 31, 2003 and 2002, respectively, which mainly consist of cash and cash equivalents, marketable securities and corporate properties, are included in “Corporate and Eliminations.”

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5.	CONSOLIDATED BALANCE SHEETS

				Thousands of
	Millions of yen			U.S. dollars

	As of	As of		As of
	December 31, 2003	December 31, 2002	Change	December 31, 2003

ASSETS
Current assets:
Cash and cash equivalents	¥690,298	¥521,271	¥169,027	$6,451,383
Marketable securities	1,324	7,255	(5,931)	12,374
Trade receivables	539,006	498,587	40,419	5,037,439
Inventories	444,244	432,251	11,993	4,151,813
Prepaid expenses and other current assets	255,905	245,610	10,295	2,391,636

Total current assets	1,930,777	1,704,974	225,803	18,044,645
Noncurrent receivables	16,543	20,568	(4,025)	154,607
Investments	78,912	64,037	14,875	737,495
Net property, plant and equipment	846,433	830,304	16,129	7,910,589
Other assets	309,483	322,823	(13,340)	2,892,365

Total assets	¥3,182,148	¥2,942,706	¥239,442	$29,739,701

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term loans	¥39,136	¥66,754	¥(27,618)	$365,757
Trade payables	391,181	408,464	(17,283)	3,655,897
Income taxes	83,064	80,169	2,895	776,299
Accrued expenses	193,657	154,621	39,036	1,809,879
Other current liabilities	120,265	91,832	28,433	1,123,972

Total current liabilities	827,303	801,840	25,463	7,731,804
Long-term debt, excluding current installments	59,260	81,349	(22,089)	553,832
Accrued pension and severance cost	238,001	285,129	(47,128)	2,224,308
Other noncurrent liabilities	30,843	26,193	4,650	288,252

Total liabilities	1,155,407	1,194,511	(39,104)	10,798,196

Minority interests	161,196	156,245	4,951	1,506,505
Stockholders’ equity:
Common stock	168,892	167,242	1,650	1,578,430
Additional paid-in capital	396,939	394,088	2,851	3,709,710
Retained earnings	1,450,440	1,203,248	247,192	13,555,514
Accumulated other comprehensive income (loss)	(143,275)	(166,467)	23,192	(1,339,019)
Treasury stock	(7,451)	(6,161)	(1,290)	(69,635)

Total stockholders’ equity	1,865,545	1,591,950	273,595	17,435,000

Total liabilities and stockholders’ equity	¥3,182,148	¥2,942,706	¥239,442	$29,739,701

				Thousands of
	Millions of yen			U.S. dollars

	As of	As of		As of
	December 31, 2003	December 31, 2002		December 31, 2003

Allowance for doubtful receivables	¥14,423	¥12,031		$134,794
Accumulated depreciation	1,118,183	1,077,694		10,450,308
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(83,801)	(68,524)		(783,187)
Net unrealized gains and losses on securities	6,784	(1,168)		63,402
Minimum pension liability adjustments	(65,961)	(96,441)		(616,458)
Net gains and losses on derivative financial instruments	(297)	(334)		(2,776)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

6.	CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

			Thousands of
	Millions of yen		U.S. dollars

	Year ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2003

Balance at beginning of period	¥1,203,248	¥1,036,178	$11,245,308
Net income	275,730	190,737	2,576,916
Cash dividends	(28,538)	(23,663)	(266,710)
Other	—	(4)	—

Balance at end of period	¥1,450,440	¥1,203,248	$13,555,514

7.	CONSOLIDATED STATEMENTS OF CASH FLOWS

			Thousands of
	Millions of yen		U.S. dollars

	Year ended	Year ended	Year ended
	December 31, 2003	December 31, 2002	December 31, 2003

Net income	¥275,730	¥190,737	$2,576,916
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	183,604	165,260	1,715,925
Loss on disposal of property, plant and equipment	12,639	13,137	118,122
Deferred income taxes	(3,035)	(1,788)	(28,364)
Increase in trade receivables	(36,638)	(47,077)	(342,411)
Decrease (increase) in inventories	(15,823)	14,029	(147,879)
Increase in trade payables	1,129	64,040	10,551
Increase in income taxes	3,441	14,935	32,159
Increase in accrued expenses	37,131	12,901	347,019
Other, net	7,471	22,776	69,822

Net cash provided by operating activities	465,649	448,950	4,351,860
Cash flows from investing activities:
Capital expenditure	(210,038)	(198,702)	(1,962,972)
Proceeds from sale of property, plant and equipment	9,354	11,971	87,420
Payment for purchase of available-for-sale securities	(249)	(2,751)	(2,327)
Proceeds from sale of available-for-sale securities	6,544	1,099	61,159
Payment for purchase of other investments	(24,341)	(30,331)	(227,486)
Other	18,782	(11,506)	175,533

Net cash used in investing activities	(199,948)	(230,220)	(1,868,673)
Cash flows from financing activities:
Proceeds from long-term debt	4,132	10,609	38,617
Repayment of long-term debt	(25,301)	(60,690)	(236,458)
Decrease in short-term loans	(49,224)	(101,125)	(460,037)
Dividends paid	(28,538)	(23,663)	(266,710)
Other	(3,108)	(8,845)	(29,048)

Net cash used in financing activities	(102,039)	(183,714)	(953,636)
Effect of exchange rate changes on cash and cash equivalents	5,365	(19,979)	50,140

Net change in cash and cash equivalents	169,027	15,037	1,579,691
Cash and cash equivalents at beginning of year	521,271	506,234	4,871,692

Cash and cash equivalents at end of year	¥690,298	¥521,271	$6,451,383

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

8.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)	CHANGES IN GROUP OF ENTITIES

Subsidiaries
Addition:	Fukushima Canon Inc. and 13 other companies
Removal:	Copyer Co., Ltd. and 10 other companies

Notes:	1.	Fukushima Canon Inc. was established as a wholly owned subsidiary in April 2003 through the spin-off of Fukushima Plant.
	2.	Copyer Co., Ltd. have merged with Canon Aptex Inc. and became as Canon Finetech Inc. on January 1, 2003.

Affiliates (Carried at Equity Basis)
Addition:	2 companies
Removal:	2 companies

(2)	SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial information reflect the adjustments which management believes are necessary to conform them with accounting principles generally accepted in the United States of America, except for the segment information, as required by Statement of Financial Accounting Standards No.131, “Disclosures about Segments of an Enterprise and Related Information.”

1.	Marketable Securities and Marketable Investments

Canon’s consolidated financial information are based on Statement of Financial Accounting Standards No. 115 (SFAS 115), “Accounting for Certain Investments in Debt and Equity Securities.” Under SFAS 115, certain investments in debt and equity securities should be classified as trading, available-for-sale or held-to-maturity. Canon’s marketable securities and marketable investments consist of available-for-sale securities.
Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income (loss) until realized.

2.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined principally by the average method for domestic inventories and the first-in, first-out method for overseas inventories.

3.	Depreciation

Depreciation is calculated principally by the declining-balance method over the estimated useful lives of assets.

4.	Employee Retirement and Severance Benefits

Canon has adopted Statement of Financial Accounting Standards No. 87 (SFAS 87), “Employer’s Accounting for Pensions.”

5.	New Accounting Standards

In March 2003, the Emerging Issue Task Force (“EITF”) reached a final consensus on EITF 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor.” Canon adopted EITF 02-16 on January 1, 2003. The adoption of EITF 02-16 did not have a material effect on Canon’s consolidated financial position and results of operations.

In June 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.146 (SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities.” Canon adopted the provisions of SFAS 146 on January 1, 2003. The adoption of SFAS 146 did not have a material effect on Canon’s consolidated financial position and results of operations.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

9.	MARKETABLE SECURITIES AND DERIVATIVE CONTRACTS

(1)	MARKET VALUE ON MARKETABLE SECURITIES

	Millions of yen

	As of December 31, 2003			As of December 31, 2002

	Acquisition	Estimated	Unrealized	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Gains/Losses	Cost	Fair Value	Gains/Losses

Current:
Available-for-sale:
Japanese and foreign governmental bond securities	¥65	¥61	¥(4)	¥59	¥61	¥2
Corporate debt securities	7	7	0	5,698	5,728	30
Bank debt securities	71	71	0	91	91	0
Fund trust	51	63	12	220	310	90
Equity securities	1,044	1,122	78	1,194	1,065	(129)

	¥1,238	¥1,324	¥86	¥7,262	¥7,255	¥(7)

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	¥243	¥238	¥(5)	¥220	¥227	¥7
Corporate debt securities	5,141	5,194	53	5,149	5,173	24
Bank debt securities	—	—	—	150	150	0
Fund trust	2,047	2,502	455	2,302	2,109	(193)
Equity securities	6,525	21,855	15,330	5,263	7,011	1,748

	¥13,956	¥29,789	¥15,833	¥13,084	¥14,670	¥1,586

	Thousands of U.S. dollars

	As of December 31, 2003

	Acquisition	Estimated	Unrealized
	Cost	Fair Value	Gains/Losses

Current:
Available-for-sale:
Japanese and foreign governmental bond securities	$607	$570	$(37)
Corporate debt securities	65	65	0
Bank debt securities	664	664	0
Fund trust	477	589	112
Equity securities	9,757	10,486	729

	$11,570	$12,374	$804

Noncurrent:
Available-for-sale:
Japanese and foreign governmental bond securities	$2,271	$2,224	$(47)
Corporate debt securities	48,047	48,542	495
Bank debt securities	—	—	—
Fund trust	19,131	23,383	4,252
Equity securities	60,981	204,253	143,272

	$130,430	$278,402	$147,972

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2)	DERIVATIVE CONTRACTS

	Millions of yen				Thousands of U.S. dollars

	As of December 31, 2003		As of December 31, 2002		As of December 31, 2003

	Contract	Estimated	Contract	Estimated	Contract	Estimated
	Amount	Fair Value	Amount	Fair Value	Amount	Fair Value

Trade receivables and anticipated sales transactions:
To sell foreign currencies	¥447,543	¥(2,796)	¥422,796	¥1,490	$4,182,645	$(26,131)
To buy foreign currencies	22,384	(1,141)	6,652	(391)	209,196	(10,664)
Long-term debt (including due within a year):
Interest rate swaps:
Receive-fixed	¥1,337	¥0	¥180	¥1	$12,495	$0
Pay-fixed	21,227	(55)	57,270	(1,149)	198,383	(514)

CANON INC.

NON-CONSOLIDATED

1.	NON-CONSOLIDATED STATEMENTS OF INCOME (Parent company only)

	Millions of yen

	Year ended	Year ended
	December 31,	December 31,	Change (%)
	2003	2002

Net sales	¥2,023,722	¥1,789,005	+	13.1
Cost of sales	1,250,336	1,149,326

Gross profit	773,386	639,679	+	20.9
Selling, general and administrative expenses	453,347	402,485

Operating profit	320,039	237,193	+	34.9
Other income (deductions):
Interest and dividend income	9,950	10,543
Interest expense	(258)	(282)
Other, net	(9,115)	(6,470)

	577	3,789

Ordinary profit	320,616	240,982	+	33.0
Non-ordinary loss, net	(40,134)	8,693

Income before income taxes	360,750	232,289
Income taxes	132,083	88,105

Net income	¥228,667	¥144,184	+	58.6

Earnings per share:	Yen

Basic	¥260.03	¥164.46

2.	DETAILS OF SALES (Parent company only)

Sales by product

	Millions of yen

	Year ended	Year ended
	December 31,	December 31,	Change (%)
	2003	2002

Business machines:
Office Imaging Products	¥475,880	¥455,888	+	4.4
Computer peripherals	920,129	882,792	+	4.2

	1,396,009	1,338,680	+	4.3
Cameras	486,260	346,433	+	40.4
Optical and other products	141,453	103,890	+	36.2

Total	¥2,023,722	¥1,789,005	+	13.1

Sales by region
	Millions of yen

	Year ended	Year ended
	December 31,	December 31,	Change (%)
	2003	2002

Japan	¥338,965	¥298,905	+	13.4
Overseas:
Americas	733,713	686,119	+	6.9
Europe	659,181	562,156	+	17.3
Other areas	291,863	241,822	+	20.7

	1,684,757	1,490,099	+	13.1

Total	¥2,023,722	¥1,789,005	+	13.1

CANON INC.

NON-CONSOLIDATED

3.	NON-CONSOLIDATED BALANCE SHEETS (Parent company only)

	Millions of yen

	As of	As of
	December 31,	December 31,	Change
	2003	2002

ASSETS
Current assets:
Cash	¥197,700	¥64,262	¥133,438
Trade receivables	650,935	577,372	73,563
Marketable securities	63	474	(411)
Inventories	178,687	176,305	2,382
Prepaid expenses and other current assets	131,089	144,653	(13,564)
Allowance for doubtful accounts	(7,046)	(10,986)	3,940

Total current assets	1,151,428	952,082	199,346

Fixed assets:
Net property, plant and equipment	461,971	440,501	21,470
Intangibles	19,422	27,668	(8,246)
Investments	426,536	427,937	(1,401)
Allowance for doubtful accounts	(40)	(52)	12

Total fixed assets	907,889	896,054	11,835

Total assets	¥2,059,317	¥1,848,136	¥211,181

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Trade payables	¥281,208	¥279,901	¥1,307
Short-term loans	49,603	53,772	(4,169)
Income taxes	62,713	62,629	84
Other current liabilities	104,430	44,803	59,627

Total current liabilities	497,954	441,106	56,848

Convertible debenture and long-term debt	11,735	15,032	(3,297)
Accrued pension and severance cost	104,230	156,687	(52,457)
Accrued directors’ retirement benefit	1,238	—	1,238

Total noncurrent liabilities	117,203	171,720	(54,517)

Total liabilities	615,157	612,827	2,330

Stockholders’ equity:
Common stock	168,892	167,242	1,650
Capital surplus	300,428	298,778	1,650
Retained earnings	974,276	774,287	199,989
Net unrealized gains on securities	8,015	1,162	6,853
Treasury stock	(7,451)	(6,162)	(1,289)

Total stockholders’ equity	1,444,160	1,235,309	208,851

Total liabilities and stockholders’ equity	¥2,059,317	¥1,848,136	¥211,181

	Millions of yen

	As of	As of
	December 31,	December 31,
	2003	2002

Accumulated depreciation	¥597,270	¥575,256

NON-CONSOLIDATED

Directors

(1)	Candidates for new Directors to be appointed

	Director Masahiro Osawa	(Deputy Group Executive, Finance & Accounting Headquarters (present))

	Director Keijiro Yamazaki	(Deputy Group Executive, Human Resources Management & Organization Headquarters (present))

	Director Shunichi Uzawa	(Deputy Group Executive, SED Development Headquarters (present))

	Director Masaki Nakaoka	(Deputy Chief Executive, Office Imaging Products Operations (present))

	Director Toshiyuki Komatsu	(Deputy Group Executive, Leading-Edge Technology Development Headquarters (present))

	Director Shigeyuki Matsumoto	(Group Executive, Device Technology Development Headquarters (present))

	Director Haruhisa Honda	(Deputy Chief Executive, Chemical Products Operations (present))

(2)	Directors to be retired

	Senior Management Director Ichiro Endo	(Adviser to be appointed)

	Senior Management Director Akira Tajima	(Adviser to be appointed)

	Management Director Takashi Saito	(Adviser to be appointed)

	Director Teruomi Takahashi	(Corporate Auditor to be appointed)

(3)	Candidates for new Corporate Auditor to be appointed

	Corporate Auditor Teruomi Takahashi	(Director (present))

	Corporate Auditor Kunihiro Nagata	(Deputy Group Executive, Corporate Planning Development Headquarters (present))

(4)	Corporate Auditor to be retired

	Corporate Auditor Kotaro Miyagi	(Adviser to be appointed)

Corporate Auditor Masaharu Aono

(5)	Candidates for Directors to be promoted

	Managing Director Hironori Yamamoto	(Director; Group Executive, Core Technology Development Headquarters (present))

CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER
AND THE FISCAL YEAR ENDED DECEMBER 31, 2003

SUPPLEMENTARY REPORT

PAGE

1.	SALES BY REGION AND PRODUCT (2003)	S1
2.	SALES BY REGION AND PRODUCT (2004/Projection)	S2
3.	SEGMENT INFORMATION BY PRODUCT (2003)	S3
4.	OTHER INCOME/DEDUCTIONS (2003)	S3
5.	SEGMENT INFORMATION BY PRODUCT (2004/Projection)	S4
6.	OTHER INCOME/DEDUCTIONS (2004/Projection)	S4
7.	SALES COMPOSITION BY PRODUCT	S5
8.	SALES GROWTH IN LOCAL CURRENCY	S5
9.	P&L SUMMARY (1st Quarter 2004/Projection)	S6
10.	PROFITABILITY	S6
11.	IMPACT OF FOREIGN EXCHANGE RATES	S6
12.	CASH FLOWS	S6
13.	R&D EXPENDITURE	S7
14.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION	S7
15.	INVENTORIES	S7
16.	DEBT RATIO	S7
17.	OVERSEAS PRODUCTION RATIO	S7
18.	NUMBER OF EMPLOYEES	S7

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1.	SALES BY REGION AND PRODUCT (2003)

	(Millions of yen)

	2003		2002		Change year over year

	4th quarter	Year	4th quarter	Year	4th quarter	Year

Japan
Business machines	156,006	566,920	153,789	550,229	+1.4%	+3.0%

Office imaging products	75,941	295,269	67,221	262,052	+13.0%	+12.7%
Computer peripherals	59,083	175,680	59,732	169,613	-1.1%	+3.6%
Business information products	20,982	95,971	26,836	118,564	-21.8%	-19.1%

Cameras	36,869	112,027	26,693	92,581	+38.1%	+21.0%

Optical and other products	35,078	122,453	21,760	89,741	+61.2%	+36.5%

Total	227,953	801,400	202,242	732,551	+12.7%	+9.4%

Overseas
Business machines	445,890	1,706,984	479,640	1,675,966	-7.0%	+1.9%

Office imaging products	200,534	765,830	204,026	761,079	-1.7%	+0.6%
Computer peripherals	237,137	913,632	268,331	886,343	-11.6%	+3.1%
Business information products	8,219	27,522	7,283	28,544	+12.9%	-3.6%

Cameras	177,115	541,513	131,811	393,197	+34.4%	+37.7%

Optical and other products	43,927	148,175	47,970	138,414	-8.4%	+7.1%

Total	666,932	2,396,672	659,421	2,207,577	+1.1%	+8.6%

Americas
Business machines	191,464	771,974	230,038	797,498	-16.8%	-3.2%

Office imaging products	93,509	369,786	96,742	378,804	-3.3%	-2.4%
Computer peripherals	94,085	388,022	129,469	403,591	-27.3%	-3.9%
Business information products	3,870	14,166	3,827	15,103	+1.1%	-6.2%

Cameras	84,686	245,019	62,557	180,454	+35.4%	+35.8%

Optical and other products	6,429	28,173	9,477	32,214	-32.2%	-12.5%

Total	282,579	1,045,166	302,072	1,010,166	-6.5%	+3.5%

Europe
Business machines	202,931	724,227	197,704	676,885	+2.6%	+7.0%

Office imaging products	90,327	325,905	90,325	315,344	+0.0%	+3.3%
Computer peripherals	108,882	387,662	104,594	351,089	+4.1%	+10.4%
Business information products	3,722	10,660	2,785	10,452	+33.6%	+2.0%

Cameras	68,254	219,219	52,449	156,244	+30.1%	+40.3%

Optical and other products	7,138	25,596	8,135	24,038	-12.3%	+6.5%

Total	278,323	969,042	258,288	857,167	+7.8%	+13.1%

Other areas
Business machines	51,495	210,783	51,898	201,583	-0.8%	+4.6%

Office imaging products	16,698	70,139	16,959	66,931	-1.5%	+4.8%
Computer peripherals	34,170	137,948	34,268	131,663	-0.3%	+4.8%
Business information products	627	2,696	671	2,989	-6.6%	-9.8%

Cameras	24,175	77,275	16,805	56,499	+43.9%	+36.8%

Optical and other products	30,360	94,406	30,358	82,162	+0.0%	+14.9%

Total	106,030	382,464	99,061	340,244	+7.0%	+12.4%

Total
Business machines	601,896	2,273,904	633,429	2,226,195	-5.0%	+2.1%

Office imaging products	276,475	1,061,099	271,247	1,023,131	+1.9%	+3.7%
Computer peripherals	296,220	1,089,312	328,063	1,055,956	-9.7%	+3.2%
Business information products	29,201	123,493	34,119	147,108	-14.4%	-16.1%

Cameras	213,984	653,540	158,504	485,778	+35.0%	+34.5%

Optical and other products	79,005	270,628	69,730	228,155	+13.3%	+18.6%

Total	894,885	3,198,072	861,663	2,940,128	+3.9%	+8.8%

(Note)

From the 1st quarter of 2003, facsimiles which included personal digital MFDs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products. Values for the previous year are restated to conform to the reclassification.

-S1-

Canon Inc.

2. SALES BY REGION AND PRODUCT (2004/Projection)					(Millions of yen)

	2004 (P)				2003

	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year

Japan
Business machines	131,700	273,700	287,900	561,600	138,581	283,912	283,008	566,920

Office imaging products	74,000	153,800	150,500	304,300	74,173	151,010	144,259	295,269
Computer peripherals	37,500	79,900	98,800	178,700	37,296	81,171	94,509	175,680
Business information products	20,200	40,000	38,600	78,600	27,112	51,731	44,240	95,971

Cameras	26,900	57,900	71,100	129,000	21,574	46,782	65,245	112,027

Optical and other products	32,600	65,300	69,000	134,300	25,823	53,225	69,228	122,453

Total	191,200	396,900	428,000	824,900	185,978	383,919	417,481	801,400

Overseas
Business machines	383,100	798,600	857,300	1,655,900	412,894	844,046	862,938	1,706,984

Office imaging products	172,200	372,300	382,100	754,400	180,148	381,613	384,217	765,830
Computer peripherals	204,400	413,100	460,500	873,600	226,303	450,091	463,541	913,632
Business information products	6,500	13,200	14,700	27,900	6,443	12,342	15,180	27,522

Cameras	123,300	292,500	360,700	653,200	95,970	237,019	304,494	541,513

Optical and other products	39,400	82,000	114,000	196,000	36,719	70,604	77,571	148,175

Total	545,800	1,173,100	1,332,000	2,505,100	545,583	1,151,669	1,245,003	2,396,672

Americas
Business machines	169,600	349,800	369,600	719,400	192,654	390,692	381,282	771,974

Office imaging products	79,100	168,200	174,900	343,100	88,144	183,685	186,101	369,786
Computer peripherals	87,100	175,100	187,300	362,400	100,857	200,163	187,859	388,022
Business information products	3,400	6,500	7,400	13,900	3,653	6,844	7,322	14,166

Cameras	44,200	111,200	143,900	255,100	41,585	105,130	139,889	245,019

Optical and other products	5,900	11,600	12,000	23,600	8,581	15,266	12,907	28,173

Total	219,700	472,600	525,500	998,100	242,820	511,088	534,078	1,045,166

Europe
Business machines	165,100	345,100	372,800	717,900	173,391	353,067	371,160	724,227

Office imaging products	75,800	165,800	167,600	333,400	76,845	164,195	161,710	325,905
Computer peripherals	86,800	174,000	199,500	373,500	94,382	184,734	202,928	387,662
Business information products	2,500	5,300	5,700	11,000	2,164	4,138	6,522	10,660

Cameras	57,800	134,700	159,600	294,300	38,742	99,084	120,135	219,219

Optical and other products	4,600	13,900	15,200	29,100	4,278	12,368	13,228	25,596

Total	227,500	493,700	547,600	1,041,300	216,411	464,519	504,523	969,042

Other areas
Business machines	48,400	103,700	114,900	218,600	46,849	100,287	110,496	210,783

Office imaging products	17,300	38,300	39,600	77,900	15,159	33,733	36,406	70,139
Computer peripherals	30,500	64,000	73,700	137,700	31,064	65,194	72,754	137,948
Business information products	600	1,400	1,600	3,000	626	1,360	1,336	2,696

Cameras	21,300	46,600	57,200	103,800	15,643	32,805	44,470	77,275

Optical and other products	28,900	56,500	86,800	143,300	23,860	42,970	51,436	94,406

Total	98,600	206,800	258,900	465,700	86,352	176,062	206,402	382,464

Total
Business machines	514,800	1,072,300	1,145,200	2,217,500	551,475	1,127,958	1,145,946	2,273,904

Office imaging products	246,200	526,100	532,600	1,058,700	254,321	532,623	528,476	1,061,099
Computer peripherals	241,900	493,000	559,300	1,052,300	263,599	531,262	558,050	1,089,312
Business information products	26,700	53,200	53,300	106,500	33,555	64,073	59,420	123,493

Cameras	150,200	350,400	431,800	782,200	117,544	283,801	369,739	653,540

Optical and other products	72,000	147,300	183,000	330,300	62,542	123,829	146,799	270,628

Total	737,000	1,570,000	1,760,000	3,330,000	731,561	1,535,588	1,662,484	3,198,072

(Table continued below)

(Table continued, stub repeated)

	Change year over year

	1st quarter	1st half	2nd half	Year

Japan
Business machines	-5.0%	-3.6%	+1.7%	-0.9%

Office imaging products	-0.2%	+1.8%	+4.3%	+3.1%
Computer peripherals	+0.5%	-1.6%	+4.5%	+1.7%
Business information products	-25.5%	-22.7%	-12.7%	-18.1%

Cameras	+24.7%	+23.8%	+9.0%	+15.2%

Optical and other products	+26.2%	+22.7%	-0.3%	+9.7%

Total	+2.8%	+3.4%	+2.5%	+2.9%

Overseas
Business machines	-7.2%	-5.4%	-0.7%	-3.0%

Office imaging products	-4.4%	-2.4%	-0.6%	-1.5%
Computer peripherals	-9.7%	-8.2%	-0.7%	-4.4%
Business information products	+0.9%	+7.0%	-3.2%	+1.4%

Cameras	+28.5%	+23.4%	+18.5%	+20.6%

Optical and other products	+7.3%	+16.1%	+47.0%	+32.3%

Total	+0.0%	+1.9%	+7.0%	+4.5%

Americas
Business machines	-12.0%	-10.5%	-3.1%	-6.8%

Office imaging products	-10.3%	-8.4%	-6.0%	-7.2%
Computer peripherals	-13.6%	-12.5%	-0.3%	-6.6%
Business information products	-6.9%	-5.0%	+1.1%	-1.9%

Cameras	+6.3%	+5.8%	+2.9%	+4.1%

Optical and other products	-31.2%	-24.0%	-7.0%	-16.2%

Total	-9.5%	-7.5%	-1.6%	-4.5%

Europe
Business machines	-4.8%	-2.3%	+0.4%	-0.9%

Office imaging products	-1.4%	+1.0%	+3.6%	+2.3%
Computer peripherals	-8.0%	-5.8%	-1.7%	-3.7%
Business information products	+15.5%	+28.1%	-12.6%	+3.2%

Cameras	+49.2%	+35.9%	+32.9%	+34.2%

Optical and other products	+7.5%	+12.4%	+14.9%	+13.7%

Total	+5.1%	+6.3%	+8.5%	+7.5%

Other areas
Business machines	+3.3%	+3.4%	+4.0%	+3.7%

Office imaging products	+14.1%	+13.5%	+8.8%	+11.1%
Computer peripherals	-1.8%	-1.8%	+1.3%	-0.2%
Business information products	-4.2%	+2.9%	+19.8%	+11.3%

Cameras	+36.2%	+42.1%	+28.6%	+34.3%

Optical and other products	+21.1%	+31.5%	+68.8%	+51.8%

Total	+14.2%	+17.5%	+25.4%	+21.8%

Total
Business machines	-6.7%	-4.9%	-0.1%	-2.5%

Office imaging products	-3.2%	-1.2%	+0.8%	-0.2%
Computer peripherals	-8.2%	-7.2%	+0.2%	-3.4%
Business information products	-20.4%	-17.0%	-10.3%	-13.8%

Cameras	+27.8%	+23.5%	+16.8%	+19.7%

Optical and other products	+15.1%	+19.0%	+24.7%	+22.0%

Total	+0.7%	+2.2%	+5.9%	+4.1%

(P)=Projection

(Note)
From the 1st quarter of 2003, facsimiles which included personal digital MFDs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products. Values for the previous year are restated to conform to the reclassification.

-S2-

3. SEGMENT INFORMATION BY PRODUCT (2003)

					(Millions of yen)
	2003		2002		Change year over year

	4th quarter	Year	4th quarter	Year	4th quarter	Year

Business machines
Unaffiliated customers	601,896	2,273,904	633,429	2,226,195	-5.0%	+2.1%
Intersegment	—	—	—	—	—	—

Total sales	601,896	2,273,904	633,429	2,226,195	-5.0%	+2.1%

Operating profit	126,275	487,096	129,712	411,016	-2.6%	+18.5%
% of sales	21.0%	21.4%	20.5%	18.5%	—	—

Cameras
Unaffiliated customers	213,984	653,540	158,504	485,778	+35.0%	+34.5%
Intersegment	—	—	—	—	—	—

Total sales	213,984	653,540	158,504	485,778	+35.0%	+34.5%

Operating profit	37,829	126,318	22,067	70,290	+71.4%	+79.7%
% of sales	17.7%	19.3%	13.9%	14.5%	—	—

Optical and other products
Unaffiliated customers	79,005	270,628	69,730	228,155	+13.3%	+18.6%
Intersegment	30,729	141,718	37,248	139,608	-17.5%	+1.5%

Total sales	109,734	412,346	106,978	367,763	+2.6%	+12.1%

Operating profit	-6,670	-11,414	-237	-11,652	—	—
% of sales	-6.1%	-2.8%	-0.2%	-3.2%	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—
Intersegment	-30,729	-141,718	-37,248	-139,608	—	—

Total sales	-30,729	-141,718	-37,248	-139,608	—	—

Operating profit	-44,546	-147,576	-37,941	-123,295	—	—

Consolidated
Unaffiliated customers	894,885	3,198,072	861,663	2,940,128	+3.9%	+8.8%
Intersegment	—	—	—	—	—	—

Total sales	894,885	3,198,072	861,663	2,940,128	+3.9%	+8.8%

Operating profit	112,888	454,424	113,601	346,359	-0.6%	+31.2%
% of sales	12.6%	14.2%	13.2%	11.8%	—	—

4. OTHER INCOME / DEDUCTIONS (2003)
					(Millions of yen)
	2003		2002		Change year over year

	4th quarter	Year	4th quarter	Year	4th quarter	Year

Interest & dividend, net	1,605	4,657	369	2,410	+1,236	+2,247
Forex gain / loss	-3,000	-20,311	-8,339	-23,468	+5,339	+3,157
Equity earnings / loss of affiliated companies	545	-1,124	-859	-3,521	+1,404	+2,397
Others, net	3,290	10,524	-326	8,237	+3,616	+2,287

Total	2,440	-6,254	-9,155	-16,342	+11,595	+10,088

-S3-

Canon Inc.

5. SEGMENT INFORMATION BY PRODUCT (2004/Projection)

					(Millions of yen)

	2004 (P)				2003

	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year

Business machines
Unaffiliated customers	514,800	1,072,300	1,145,200	2,217,500	551,475	1,127,958	1,145,946	2,273,904
Intersegment	—	—	—	—	—	—	—	—

Total sales	514,800	1,072,300	1,145,200	2,217,500	551,475	1,127,958	1,145,946	2,273,904

Operating profit	117,100	234,900	246,800	481,700	123,370	237,421	249,675	487,096
% of sales	22.7%	21.9%	21.6%	21.7%	22.4%	21.0%	21.8%	21.4%

Cameras
Unaffiliated customers	150,200	350,400	431,800	782,200	117,544	283,801	369,739	653,540
Intersegment	—	—	—	—	—	—	—	—

Total sales	150,200	350,400	431,800	782,200	117,544	283,801	369,739	653,540

Operating profit	28,600	59,800	85,400	145,200	21,668	49,794	76,524	126,318
% of sales	19.0%	17.1%	19.8%	18.6%	18.4%	17.5%	20.7%	19.3%

Optical and other products
Unaffiliated customers	72,000	147,300	183,000	330,300	62,542	123,829	146,799	270,628
Intersegment	37,000	74,000	74,000	148,000	34,710	74,037	67,681	141,718

Total sales	109,000	221,300	257,000	478,300	97,252	197,866	214,480	412,346

Operating profit	4,200	5,200	2,100	7,300	1,814	-1,153	-10,261	-11,414
% of sales	3.9%	2.3%	0.8%	1.5%	1.9%	-0.6%	-4.8%	-2.8%

Corporate and Eliminations
Unaffiliated customers	—	—	—	—	—	—	—	—
Intersegment	-37,000	-74,000	-74,000	-148,000	-34,710	-74,037	-67,681	-141,718

Total sales	-37,000	-74,000	-74,000	-148,000	-34,710	-74,037	-67,681	-141,718

Operating profit	-41,900	-81,900	-87,300	-169,200	-29,445	-70,088	-77,488	-147,576

Consolidated
Unaffiliated customers	737,000	1,570,000	1,760,000	3,330,000	731,561	1,535,588	1,662,484	3,198,072
Intersegment	—	—	—	—	—	—	—	—

Total sales	737,000	1,570,000	1,760,000	3,330,000	731,561	1,535,588	1,662,484	3,198,072

Operating profit	108,000	218,000	247,000	465,000	117,407	215,974	238,450	454,424
% of sales	14.7%	13.9%	14.0%	14.0%	16.0%	14.1%	14.3%	14.2%

(Table continued below)

(Table continued from above, stub repeated)

Change year over year

	1st quarter	1st half	2nd half	Year

Business machines
Unaffiliated customers	-6.7%	-4.9%	-0.1%	-2.5%
Intersegment	—	—	—	—

Total sales	-6.7%	-4.9%	-0.1%	-2.5%

Operating profit	-5.1%	-1.1%	-1.2%	-1.1%
% of sales	—	—	—	—

Cameras
Unaffiliated customers	+27.8%	+23.5%	+16.8%	+19.7%
Intersegment	—	—	—	—

Total sales	+27.8%	+23.5%	+16.8%	+19.7%

Operating profit	+32.0%	+20.1%	+11.6%	+14.9%
% of sales	—	—	—	—

Optical and other products
Unaffiliated customers	+15.1%	+19.0%	+24.7%	+22.0%
Intersegment	+6.6%	-0.0%	+9.3%	+4.4%

Total sales	+12.1%	+11.8%	+19.8%	+16.0%

Operating profit	+131.5%	—	—	—
% of sales	—	—	—	—

Corporate and Eliminations
Unaffiliated customers	—	—	—	—
Intersegment	—	—	—	—

Total sales	—	—	—	—

Operating profit	—	—	—	—

Consolidated
Unaffiliated customers	+0.7%	+2.2%	+5.9%	+4.1%
Intersegment	—	—	—	—

Total sales	+0.7%	+2.2%	+5.9%	+4.1%

Operating profit	-8.0%	+0.9%	+3.6%	+2.3%
% of sales	—	—	—	—

(P)=Projection

6. OTHER INCOME / DEDUCTIONS (2004/Projection)

					(Millions of yen)

	2004 (P)				2003

	1st quarter	1st half	2nd half	Year	1st quarter	1st half	2nd half	Year

Interest & dividend, net	1,100	2,600	2,500	5,100	950	1,980	2,677	4,657
Forex gain / loss	-1,500	-3,900	-7,200	-11,100	-1,679	-2,766	-17,545	-20,311
Equity earnings / loss of affiliated companies	600	1,200	1,100	2,300	-1,332	-2,044	920	-1,124
Others, net	6,800	8,100	600	8,700	1,853	2,362	8,162	10,524

Total	7,000	8,000	-3,000	5,000	-208	-468	-5,786	-6,254

(Table continued below)

(Table continued from above, stub repeated)

	Change year over year

	1st quarter	1st half	2nd half	Year

Interest & dividend, net	+150	+620	-177	+443
Forex gain / loss	+179	-1,134	+10,345	+9,211
Equity earnings / loss of affiliated companies	+1,932	+3,244	+180	+3,424
Others, net	+4,947	+5,738	-7,562	-1,824

Total	+7,208	+8,468	+2,786	+11,254

(P)=Projection

-S4-

Canon Inc.

7.	SALES COMPOSITION BY PRODUCT

	2004 (P)				2003				2002

	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year	4th quarter	Year

Office imaging products
Copying machines	93%	93%	93%	93%	92%	92%	92%	92%	92%	92%
Monochrome	78%	77%	76%	76%	75%	80%	76%	78%	80%	82%
Color	22%	23%	24%	24%	25%	20%	24%	22%	20%	18%
Digital*	—	—	—	—	94%	93%	94%	93%	89%	89%
Analog*	—	—	—	—	6%	7%	6%	7%	11%	11%
Electrophotography based facsimiles, etc.	7%	7%	7%	7%	8%	8%	8%	8%	8%	8%
Computer peripherals
Laser beam printers	70%	71%	68%	69%	65%	71%	68%	70%	65%	68%
Inkjet printers	27%	27%	29%	28%	32%	26%	29%	27%	31%	29%
(includes inkjet MFPs)
Others	3%	2%	3%	3%	3%	3%	3%	3%	4%	3%
Business information products
Personal computers	73%	73%	71%	72%	73%	78%	75%	76%	77%	79%
Others	27%	27%	29%	28%	27%	22%	25%	24%	23%	21%
Cameras
Film cameras / Lenses	14%	13%	13%	13%	18%	22%	19%	21%	28%	31%
Digital cameras	71%	71%	71%	71%	65%	59%	63%	61%	49%	45%
Video camcorders	15%	16%	16%	16%	17%	19%	18%	18%	23%	24%
Optical and other products
Semiconductor production equipment	58%	56%	59%	58%	51%	50%	50%	50%	56%	48%
Others	42%	44%	41%	42%	49%	50%	50%	50%	44%	52%

(P)=Projection

* Among office-use monochrome copying machines (hardware only)

8. SALES GROWTH IN LOCAL CURRENCY

	2004 (P)				2003

	1st quarter	1st half	2nd half	Year	4th quarter	1st half	2nd half	Year

Business machines
Japan	-5.0%	-3.6%	+1.7%	-0.9%	+1.4%	+3.9%	+2.2%	+3.0%
Overseas	-0.4%	+2.4%	+4.1%	+3.3%	-2.1%	+7.7%	-0.3%	+3.5%

Total	-1.5%	+0.9%	+3.5%	+2.2%	-1.2%	+6.8%	+0.3%	+3.4%

Cameras
Japan	+24.7%	+23.8%	+9.0%	+15.2%	+38.1%	+8.1%	+32.3%	+21.0%
Overseas	+35.4%	+31.9%	+23.2%	+27.0%	+40.8%	+40.5%	+36.7%	+38.3%

Total	+33.5%	+30.5%	+20.7%	+25.0%	+40.3%	+33.9%	+35.9%	+35.0%

Optical and other products
Japan	+26.2%	+22.7%	-0.3%	+9.7%	+61.2%	+19.1%	+53.6%	+36.5%
Overseas	+9.9%	+20.3%	+48.1%	+34.8%	-4.2%	+26.3%	-3.3%	+8.9%

Total	+16.6%	+21.3%	+25.3%	+23.5%	+16.2%	+23.2%	+16.9%	+19.7%

Total
Japan	+2.8%	+3.4%	+2.5%	+2.9%	+12.7%	+6.3%	+12.4%	+9.4%
Overseas	+6.6%	+9.6%	+11.5%	+10.6%	+6.3%	+14.2%	+6.5%	+10.1%
Americas	+2.4%	+4.5%	+5.6%	+5.1%	+5.2%	+20.4%	+4.7%	+11.9%
Europe	+5.9%	+9.5%	+10.4%	+10.0%	+4.9%	+4.9%	+5.8%	+5.4%
Other areas	+20.1%	+24.5%	+29.4%	+27.2%	+13.6%	+19.7%	+13.4%	+16.2%

Total	+5.6%	+8.0%	+9.2%	+8.7%	+7.8%	+12.1%	+7.9%	+9.9%

(P)=Projection

(Note)
From the 1st quarter of 2003, facsimiles which included personal digital MFDs etc. based on electrophotography technology were reclassified and are now included in Copying Machines, renamed Office Imaging Products. Those products based on inkjet technology were moved to Inkjet Printers in Computer Peripherals. In connection with this adjustment, Business Systems were renamed Business Information Products. Values for the previous year are restated to conform to the reclassification.

- S5 -

Canon Inc.

9.    P&L SUMMARY (1st Quarter 2004/Projection)

		(Millions of yen)

	2004 (P)	2003	Change
	1st quarter	1st quarter	year over year

Net sales	737,000	731,561	+0.7%
Operating profit	108,000	117,407	-8.0%
Income before income taxes	115,000	117,199	-1.9%
Net income	73,000	71,601	+2.0%
(P)=Projection

10.   PROFITABILITY

	2004 (P)	2003		2002

	Year	4th quarter	Year	4th quarter	Year

ROE	14.4%	16.4%	15.9%	15.3%	12.5%
ROA	8.6%	9.5%	9.0%	8.3%	6.6%
(P)=Projection

11.   IMPACT OF FOREIGN EXCHANGE RATES

     (1) Exchange rates

						(Yen)

	2004 (P)		2003		2002

	1st quarter	Year	4th quarter	Year	4th quarter	Year

Yen/US$	105.00	105.00	108.92	115.61	122.56	124.73
Yen/EUR	130.00	130.00	129.47	131.02	122.54	118.39
(P)=Projection

   (2) Impact of foreign exchange rates on sales (Year over year)

			(Billions of yen)

	2004 (P)		2003

	1st quarter	Year	4th quarter	Year

US$	-36.8	-126.4	-47.2	-105.8
Euro	+3.3	-7.8	+12.7	+76.4
Other currencies	+1.6	+3.7	+0.9	+4.3

Total	-31.9	-130.5	-33.6	-25.1

(P)=Projection

   (3) Impact of foreign exchange rates per yen

	(Billions of yen)

	2004 (P)

	1st quarter	Year

On sales
US$	2.6	12.0
Euro	1.4	6.5
On operating profit
US$	1.2	6.0
Euro	0.9	4.5
(P)=Projection

12.    CASH FLOWS

					(Millions of yen)

	2004 (P)	2003		2002

	Year	4th quarter	Year	4th quarter	Year

Net cash provided by operating activities
Net income	286,000	74,958	275,730	60,068	190,737
Depreciation and amortization	190,000	52,536	183,604	48,977	165,260
Other, net	32,000	11,713	6,315	25,532	92,953

Total	508,000	139,207	465,649	134,577	448,950

Net cash used in investing activities	-308,000	-40,031	-199,948	-60,546	-230,220
Free cash flow	200,000	99,176	265,701	74,031	218,730
Net cash provided by (used in) financing activities	-72,300	-7,864	-102,039	-21,373	-183,714
Effect of exchange rate changes on cash & cash equivalents	-5,998	13,764	5,365	-15,360	-19,979
Net change in cash and cash equivalents	121,702	105,076	169,027	37,298	15,037
Cash and cash equivalents at end of each period	812,000	690,298	690,298	521,271	521,271
(P)=Projection

-S6-

Canon Inc.

13.	R&D EXPENDITURE

	(Millions of yen)

	2004 (P)	2003	2002

	Year	Year	Year

Business machines	—	119,112	110,290
Cameras	—	31,687	25,975
Optical and other products	—	108,341	97,404

Total	290,000	259,140	233,669

% of sales	8.7%	8.1%	7.9%

(P)=Projection

14.	CAPITAL EXPENDITURE & DEPRECIATION AND AMORTIZATION

	(Millions of yen)

	2004 (P)	2003	2002

	Year	Year	Year

Capital expenditure
Business machines	—	105,700	104,877
Cameras	—	25,894	15,627
Optical and other products	—	31,483	23,767
Corporate and eliminations	—	46,961	54,431

Total	300,000	210,038	198,702

Depreciation and amortization
Business machines	—	118,556	106,865
Cameras	—	17,712	14,118
Optical and other products	—	20,526	19,817
Corporate and eliminations	—	26,810	24,460

Total	190,000	183,604	165,260

(P)=Projection

15.	INVENTORIES

(1)	Inventories

	(Millions of yen)

	2003	2002

	Dec. 31	Dec. 31	Difference

Business machines	240,243	247,804	-7,561
Cameras	64,043	53,343	+10,700
Optical and other products	139,958	131,104	+8,854

Total	444,244	432,251	+11,993

(2)	Inventories/Sales*

	(Days)

	2003	2002

	Dec. 31	Dec. 31	Difference

Business machines	38	39	-1
Cameras	32	35	-3
Optical and other products	174	189	-15

Total	49	51	-2

*	Index based on the previous six months sales.

16.	DEBT RATIO

	2003	2002

	Dec. 31	Dec. 31	Difference

Total debt / Total assets	3.1%	5.0%	-1.9%

17.	OVERSEAS PRODUCTION RATIO

	2003	2002

	Year	Year

Overseas production ratio	42%	38%

18.	NUMBER OF EMPLOYEES

	2003	2002

	Dec. 31	Dec. 31	Difference

Japan	45,380	44,443	+937
Overseas	57,187	53,359	+3,828

Total	102,567	97,802	+4,765

-S7-

January 29, 2004

FOR IMMEDIATE RELEASE	Canon Inc. 30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan President & CEO: Fujio Mitarai Securities code: 7751

Inquiries: Toshizo Tanaka Group Executive, Finance & Accounting Headquarters +81-3-3758-2111

Notice of change in the number of shares
that constitute one unit

TOKYO, January 29, 2004—Canon Inc. (“Canon”) announced that, following a decision reached today by its Board of Directors, the company will change the number of shares that constitute one unit.

1.	Reason for change
Until now, Canon opted not to reduce the unit of investment, as the company’s stock enjoyed adequate levels of liquidity. Owing to an increase in the total investment amount required to realize one trading unit, however, the proportion of ownership by individual investors in recent years has decreased.

As such, the company has decided to change the number of shares that constitute one unit. By reducing the minimum investment amount, Canon hopes to offer a wider range of investors, including individuals, an opportunity to invest in the company. The company also views the measure as an important step to further broaden its base of investors who, as shareholders, provide support for Canon’s management.

2.	Contents of change
The number of shares constituting one unit will be reduced from 1,000 to 100.

3.	Effective date (forecast)
Thursday, May 6, 2004

(Reference)

On May 6, 2004, the number of Canon shares constituting one trading unit will be reduced from 1,000 to 100 on the Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange and the Sapporo Stock Exchange.